Exhibit 99.1

Perion Launches Global DOOH ‘Green Curated Deals’ through the Hivestack
Platform and Scope3

New solution makes it easy for advertisers to find and buy lower carbon emissions inventory for
DOOH campaigns

New York & Tel Aviv- May 15, 2024 – Perion Network Ltd. (NASDAQ and TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, announced today the launch of Hivestack’s ‘Green Curated Deals’ innovative solution for DOOH on a global scale. Powered by Scope3 emissions data, Green Curated Deals give DOOH buyers direct and transparent access to lower carbon ad inventory.

Building on momentum from the recent expansion of Scope3’s emissions model to include DOOH, and the launch of Hivestack Curate, the company’s proprietary DOOH platform for curated deals, Perion reinforces its commitment to fostering a more sustainable future. As part of this new solution, Perion’s Hivestack is helping DOOH buyers maximize the effectiveness of their campaigns while minimizing negative environmental impact through Green Curated Deals. These deals are exclusively available in Hivestack Curate.

Hivestack’s Green Curated Deals leverage Scope3's granular and dynamic emissions model to offer inventory optimized towards decarbonizing media and advertising. This gives media buyers a unique opportunity to engage with audiences while achieving lower emissions ad delivery. By combining Hivestack’s innovative deal curation technology with Scope3's emissions data, Green Curated Deals bring added optimization to the bidstream and maximize campaign reach across screens and during hours with the lowest carbon emissions.

In addition to using Scope3’s emissions model for DOOH, Hivestack by Perion has established a scoring model applicable to Green Curated Deals. The scoring model favors DOOH inventory that generates the least amount of carbon emissions and packages the most optimal inventory for reducing the climate impact of DOOH campaigns under a single, unified Deal ID within Hivestack Curate.

"Perion has been using Scope3 Green Media Product with our advertising solutions to drive greener ad campaigns. With the launch of Green Curated Deals, we are not just evolving advertising technology; we are helping to shape a sustainable future. Our collaboration with Scope3 marks a significant milestone towards decarbonizing our digital advertising solutions, providing our customers with powerful tools to drive both performance and positive environmental impact." said Tal Jacobson, Perion’s CEO.

Andreas Soupliotis, General Manager at Hivestack said: “It is our top priority to mobilize the DOOH industry towards a standard framework that supports decarbonization, putting sustainability at the forefront. Through this new product we are giving DOOH media buyers and sellers the option to steer towards a reduction of carbon emissions in an effective and meaningful way.”

“The industry can only take action to decarbonize if we have accurate measurement. Hivestack has been an invaluable partner in refining the Scope3 emissions model to accurately represent DOOH and the unique aspects of the channel, and now they’re giving advertisers the ability to act on that data,” said  David Fischer, Global Head of Advertising Technology Partnerships at Scope3. “Bringing Green Media Products to life for DOOH completes yet another piece of the puzzle for brands looking to make sustainable buying choices across every channel where they buy media today.”

Decreasing the environmental impact of media has been top of mind for brands and agencies as the industry sees increased demand for lowered emissions and decarbonization. According to Scope3 2023 research on the state of sustainable advertising, emissions from climate risk inventory are on average 2 times higher than the market average, while underperforming by 13%. This new solution for DOOH will provide advertisers an opportunity to leverage the Hivestack Curate marketplace to curate deals that actively lower the carbon impact from their DOOH advertising campaigns, while also driving performance and budget efficiency.

About Perion Network Ltd.

Perion Network Ltd. (NASDAQ and TASE: PERI) is a technology leader in connecting advertisers to consumers across all major digital channels, providing significant benefits to brands and publishers. For more information, visit Perion's website at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com